FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of the Interim Securities Report (Hanki Hokokusho) for the six months ended September 30, 2004 pursuant to the Securities and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: December 10, 2004	By:	/s/ NORIAKI YAMAGUCHI
Name: Noriaki Yamaguchi
Title: Executive Vice President and CFO

Konami Corporation filed its Interim Securities Report for the six months period ended September 30, 2004 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 3, 2004. The following is the summary of the Interim Securities Report.

I	Corporate Information

A.	Corporate Overview
1.	Selected Financial Data
2.	Overview of Business
3.	Subsidiaries and Affiliated Companies
4.	Employees

B.	Business
1.	Results of Operations
2.	Production, Orders and Sales
3.	Management Issues
4.	Significant Contracts
5.	Research and Development Activities

C.	Equipment and Facilities
1.	Major Equipment and Facilities
2.	Plans for New Investments in and Disposition of Equipment and Facilities

D.	Information on Reporting Company
1.	Share Information

a.      Total Number of Shares

b.      Stock Acquisition Rights

c.      Common Stock and Additional Paid-in Capital

d.      Major Shareholders

e.      Voting Rights

2.	Share Price
3.	Directors and Corporate Auditors

E.	Financial Statements
1.	Interim Consolidated Financial Statements
2.	Interim Non-consolidated Financial Statements

F.	Reference Materials

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of Yen
	September 30, 2003		September 30, 2004		March 31, 2004
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥82,282		¥79,779		¥86,885
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥659 million, ¥754 million and ¥709 million at September 30, 2003, September 30, 2004 and March 31, 2004, respectively	23,722		25,017		25,438
Inventories	20,291		23,826		17,821
Deferred income taxes, net	12,193		13,798		13,895
Prepaid expenses and other current assets	10,173		8,045		8,727

Total current assets	148,661	51.1	150,465	51.1	152,766	51.9
PROPERTY AND EQUIPMENT, net	47,338	16.3	47,394	16.1	46,700	15.8

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	113		130		124
Investments in affiliates	12,472		9,419		12,514
Identifiable intangible assets	46,168		46,389		45,984
Goodwill	463		463		463
Lease deposits	24,217		23,684		23,967
Other assets	11,210		16,330		11,979

Total investments and other assets	94,643	32.6	96,415	32.8	95,031	32.3

TOTAL ASSETS	¥290,642	100.0	¥294,274	100.0	¥294,497	100.0

See accompanying notes to consolidated financial statements

	Millions of Yen
	September 30, 2003		September 30, 2004		March 31, 2004
		%		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥3,108		¥7,073		¥2,585
Current portion of long-term debt and capital lease obligations	2,977		17,591		2,900
Trade notes and accounts payable	18,231		16,477		15,998
Accrued income taxes	17,926		21,960		23,318
Accrued expenses	18,089		18,173		18,651
Deferred revenue	6,739		6,088		6,036
Other current liabilities	4,500		4,139		3,311

Total current liabilities	71,570	24.6	91,501	31.1	72,799	24.7
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	69,026		52,572		68,195
Accrued pension and severance costs	2,508		2,357		2,350
Deferred income taxes, net	19,389		20,731		19,195
Other long-term liabilities	3,402		2,307		2,420

Total long-term liabilities	94,325	32.5	77,967	26.5	92,160	31.3

TOTAL LIABILITIES	165,895	57.1	169,468	57.6	164,959	56.0

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	28,121	9.7	24,959	8.5	27,409	9.3

COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—

STOCKHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 128,737,566 shares at September 30, 2003, September 30, 2004 and March 31, 2004	47,399	16.3	47,399	16.1	47,399	16.1
Additional paid-in capital	46,736	16.1	46,736	15.9	46,736	15.9
Legal reserve	—	—	—	—	—	—
Retained earnings	27,787	9.6	32,152	10.9	33,779	11.4
Accumulated other comprehensive Income (loss)	368	0.1	950	0.3	(119)	(0.0)

Total	122,290	42.1	127,237	43.2	127,795	43.4
Treasury stock, at cost- 8,253,715 shares, 8,914,272 shares and 8,254,314 shares at September 30, 2003, September 30, 2004 and March 31, 2004, respectively	(25,664)	(8.9)	(27,390)	(9.3)	(25,666)	(8.7)

Total stockholders’ equity	96,626	33.2	99,847	33.9	102,129	34.7

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥290,642	100.0	¥294,274	100.0	¥294,497	100.0

See accompanying notes to consolidated financial statements

(2) Consolidated Statements of Operations

	Millions of Yen
	Six months ended September 30, 2003		Six months ended September 30, 2004		Year ended March 31, 2004
		%		%		%
NET REVENUES:
Product sales revenue	¥91,261		¥74,933		¥196,136
Service revenue	38,715		39,076		77,276

Total net revenues	129,976	100.0	114,009	100.0	273,412	100.0

COSTS AND EXPENSES:
Costs of products sold	50,618		45,409		115,229
Costs of services rendered	31,798		33,205		63,953
Selling, general and administrative	25,862		23,544		53,517

Total costs and expenses	108,278	83.3	102,158	89.6	232,699	85.1

Operating income	21,698	16.7	11,851	10.4	40,713	14.9

OTHER INCOME (EXPENSES):
Interest income	228		239		488
Interest expense	(425)		(475)		(865)
Other, net	907		(29)		(229)

Other income (expenses), net	710	0.5	(265)	(0.2)	(606)	(0.2)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	22,408	17.2	11,586	10.2	40,107	14.7

INCOME TAXES	10,669	8.2	5,819	5.1	18,035	6.6

INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	11,739	9.0	5,767	5.1	22,072	8.1

MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	1,110	0.8	1,590	1.4	2,220	0.8
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	230	0.2	(2,551)	(2.3)	252	0.1

NET INCOME	¥10,859	8.4	¥1,626	1.4	¥20,104	7.4

See accompanying notes to consolidated financial statements

	Yen
	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
PER SHARE DATA:
Basic and diluted net income per share	¥90.13	¥13.51	¥166.86

Weighted-average common shares outstanding	120,484,155	120,388,556	120,483,869

See accompanying notes to consolidated financial statements

(3) Consolidated Statements of Stockholders’ Equity

For the six months ended September 30, 2003

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2003	¥47,399	¥46,736	¥2,163	¥18,981	¥790	¥(25,663)	¥90,406
Net income				10,859			10,859
Cash dividends, ¥ 35.0 per share				(4,216)			(4,216)
Foreign currency translation adjustments					(582)		(582)
Net unrealized gains on available-for-sale securities					160		160
Repurchase of treasury stock						(1)	(1)
Transfer from legal reserve			(2,163)	2,163			—

Balance at September 30, 2003	¥47,399	¥46,736	¥—	¥27,787	¥368	¥(25,664)	¥96,626

For the six months ended September 30, 2004

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2004	¥47,399	¥46,736	¥—	¥33,779	¥(119)	¥(25,666)	¥102,129
Net income				1,626			1,626
Cash dividends, ¥ 27.0 per share				(3,253)			(3,253)
Foreign currency translation adjustments					1,322		1,322
Net unrealized losses on available-for-sale securities					(253)		(253)
Repurchase of treasury stock						(1,724)	(1,724)

Balance at September 30, 2004	¥47,399	¥46,736	¥—	¥32,152	¥950	¥(27,390)	¥99,847

For the year ended March 31, 2004

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2003	¥47,399	¥46,736	¥2,163	¥18,981	¥790	¥(25,663)	¥90,406
Net income				20,104			20,104
Cash dividends, ¥ 62.0 per share				(7,469)			(7,469)
Foreign currency translation adjustments					(1,108)		(1,108)
Net unrealized gains on available-for-sale securities					270		270
Adjustment for minimum pension liability					(71)		(71)
Repurchase of treasury stock						(3)	(3)
Transfer from legal reserve			(2,163)	2,163			—

Balance at March 31, 2004	¥47,399	¥46,736	¥—	¥33,779	¥(119)	¥(25,666)	¥102,129

See accompanying notes to consolidated financial statements

(4) Consolidated Statements of Cash Flows

	Millions of Yen
	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Cash flows from operating activities:
Net income	¥10,859	¥1,626	¥20,104
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	3,972	4,224	8,528
Reversal for doubtful receivables	(253)	(455)	(170)
Loss (gain) on sale or disposal of property and equipment	652	635	1,231
Loss (gain) on sale of marketable securities	(1,303)	46	(1,303)
Equity in net loss (income) of affiliated companies	(230)	2,551	(252)
Minority interest	1,110	1,590	2,220
Deferred income taxes	1,159	1,616	(651)
Change in assets and liabilities, net of business acquired:
Decrease in trade notes and accounts receivable	5,136	955	3,033
Increase in inventories	(7,238)	(5,246)	(4,791)
Increase (decrease) in trade notes and accounts payable	439	(23)	(1,724)
Increase (decrease) in accrued income taxes	4,083	(1,418)	9,456
Decrease in accrued expenses	(758)	(718)	(293)
Increase in deferred revenue	1,204	52	501
Other, net	(2,753)	1,112	(1,563)

Net cash provided by operating activities	16,079	6,547	34,326
Cash flows from investing activities:
Capital expenditures	(2,832)	(7,764)	(8,788)
Proceeds from sales of property and equipment	73	333	281
Proceeds from sales of investments in marketable securities	1,593	22	1,596
Acquisition of new subsidiaries, net of cash acquired	(206)	—	(206)
Decrease in time deposits, net	63	—	63
Decrease in lease deposits, net	272	165	121
Other, net	(217)	(647)	(68)

Net cash used in investing activities	(1,254)	(7,891)	(7,001)
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	(5,268)	4,485	(5,789)
Proceeds from long-term debt	6,400	—	6,400
Repayments of long-term debt	(315)	(588)	(896)
Principal payments under capital lease obligations	(1,177)	(1,176)	(2,355)
Dividends paid	(5,544)	(4,217)	(8,970)
Purchases of treasury stock by parent company	(1)	(1,724)	(3)
Purchases of treasury stock by subsidiaries	(633)	(3,555)	(2,456)
Other, net	(116)	(39)	(72)

Net cash used in financing activities	(6,654)	(6,814)	(14,141)
Effect of exchange rate changes on cash and cash equivalents	(569)	1,052	(979)
Net increase (decrease) in cash and cash equivalents	7,602	(7,106)	12,205
Cash and cash equivalents, beginning of the period	74,680	86,885	74,680

Cash and cash equivalents, end of the period	¥82,282	¥79,779	¥86,885

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

1. Basis of Presentation

Pursuant to section 81 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Consolidated Semi-annual Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the accompanying semi-annual consolidated financial statements for the six months ended September 30, 2003 and 2004 of Konami Corporation (the “Company”) and its subsidiaries (collectively “Konami”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”). Konami became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Business and Organization

The Company was founded in 1969 and was incorporated under the laws of Japan in March 1973. Konami engages in production and sale of game software for home video game systems, game machines for installation in amusement arcades and other entertainment venues and other amusement-related products, and operation of health and fitness club facilities. The principal markets for Konami’s products are Japan, North America, Europe, Asia and Australia while all of its health and fitness club facility operation is in Japan.

Substantially all of Konami’s revenues from video game software have historically been derived from sales of software for use on proprietary game platforms developed and manufactured by other manufacturers. Konami may only publish its games for use on the manufacturers’ game platforms if it receives a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If Konami cannot obtain licenses to develop video game software from manufacturers of popular game platforms or if any of its existing license agreements are terminated, it will not be able to release software for those platforms, which may have a negative impact on its results of operations and profitability. To date, Konami has always obtained extensions or new agreements with the platform manufacturers. These licenses include other provisions such as approval rights by the manufacturers of all products and related promotional materials which could have an effect on Konami’s costs and the timing of release of new game titles.

In the United States, Canada and Australia, the manufacture and distribution of Konami’s gaming machines are subject to numerous federal, state and local regulations. In addition, Konami may be subject to regulation as a gaming operator if it enters into lease participation agreements under which it shares in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which Konami can generate revenues. Konami and its key personnel are subject to an extensive investigation before each jurisdictional gaming license is issued. Also, Konami’s gaming machines are subjected to independent testing and evaluation prior to approval from each jurisdiction. Generally, regulatory authorities have broad discretion when granting, renewing or revoking these game approvals and licenses.

3. Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2004.

4. Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46. Konami applied FIN 46R as of January 1, 2004. The Company evaluates potential nonvoting controlling interests in variable interest entities and consolidates entities for which the Company is determined to be the primary beneficiary. The implementation of FIN 46R did not have a significant effect on Konami’s consolidated financial statements.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

(c) Marketable Securities

Konami classifies its debt and equity securities into one of the three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Konami has the ability and intent to hold them until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned. As of September 30, 2003 and 2004 and March 31, 2004, all equity securities held by Konami are classified as available-for-sale.

(d) Investments in Affiliates

For those investments in affiliates in which the Company’s voting interest is between 20% and 50% and it has the ability to exercise significant influence over the affiliate’s operations, the equity method of accounting is used. Under this method, the investment originally recorded at cost is adjusted to recognize the Company’s share of the net earnings or losses of the affiliates. All significant intercompany profits from these affiliates have been eliminated.

Investments in non-marketable equity securities in which the Company’s ownership is less than 20% are carried at cost. A decline in the value of a non-marketable equity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

(e) Inventories

Inventories, consisting of merchandise for resale, finished products, work-in-process, raw materials and supplies, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method for merchandise, by the specific identification method for software products, and by the average method for others.

(f) Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the declining-balance method using estimated useful lives ranging from 2 to 60 years for buildings and structures and from 2 to 20 years for tools, furniture and fixtures. Equipment under capital leases is stated at the lower of the present value of minimum lease payments or the fair value of the leased equipment at the inception of the lease and is amortized on a straight-line basis over either the lease term or estimated useful life of the asset, which ranged from 3 to 8 years.

Ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating income or expenses.

In June 2001, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred if an estimate of fair value is possible. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Konami adopted SFAS No. 143 on April 1, 2003 and the adoption did not have a material effect on the results of operations and financial position.

(g) Software for Internal Use

Under the provisions of the American Institute of Certified Public Accountants Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” Konami has capitalized costs associated with software systems for internal use, that have reached the application stage and meet recoverability tests as capitalized computer software in the accompanying consolidated balance sheets. Such capitalized costs primarily include external direct costs utilized in developing or obtaining the applications. Capitalization of such costs ceases at the point in which the project is substantially complete and ready for its intended use, and the costs capitalized are amortized on a straight-line basis over the estimated useful life of each application, ranging from 2 to 5 years. Konami expenses costs incurred during the preliminary project stage which include costs for making strategic decisions about the project, and determining performance and system requirements. Konami also expenses costs incurred for internal-use software in the post-implementation stage such as training and maintenance costs.

(h) Goodwill and Other Intangible Assets

Goodwill represents the difference between the cost of acquired companies and amounts allocated to the estimated fair value of their net assets. Identifiable intangible assets represent intangible assets related to trademarks, membership lists, gaming licenses, existing technology, customer relationships and franchise contracts acquired in connection with acquisitions of subsidiaries.

In June 2001, the FASB issued SFAS No. 141, “Business Combinations,” which supersedes Accounting Principles Board Opinion (“APB”) No. 16. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method of accounting. In addition, SFAS No. 141 establishes criteria for the recognition of intangible assets separately from goodwill. Konami adopted SFAS No. 141 on June 30, 2001 and the adoption did not have a material effect on Konami’s results of operations, financial position or cash flows.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill and other intangible assets with an indefinite life are no longer subject to amortization over their useful lives, but are subject to assessments for impairment at least annually based on their fair value using a two-step process. The first step requires identification of reporting units and determination of the fair value for each individual reporting unit. The fair value of each reporting unit is then compared to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeded its fair value, the second step of the impairment test is performed by comparison of the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets and liabilities, to its carrying amount. If the implied fair value of a reporting unit’s goodwill is less than its carrying amount, an impairment loss would be recorded. Konami performs its annual impairment test at the end of each year.

Goodwill and indefinite-lived intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization provisions of SFAS No. 142 while those acquired prior to June 30, 2001 were not subject to the provisions until SFAS No. 142 was fully adopted by Konami on April 1, 2002.

Prior to the adoption of SFAS No.142, the recoverability of goodwill was assessed according to SFAS No. 121.

Goodwill acquired prior to June 30, 2001 was amortized on a straight-line basis over the estimated useful life of 20 years in accordance with the requirements under APB No. 17, “Intangible Assets,” until the adoption of SFAS No. 142 on April 1, 2002 while goodwill acquired after June 30, 2001 has not been subject to amortization according to the non-amortization provisions of SFAS No. 142. Intangible assets related to trademarks, gaming licenses and franchise contracts are determined to have an indefinite useful life. Intangible assets with an indefinite life acquired prior to June 30, 2001 were amortized using the straight-line method over 40 years in accordance with the requirements under APB No. 17 until the adoption of SFAS No. 142 while those acquired after June 30, 2001 have not been subject to amortization according to the non-amortization provisions of SFAS No. 142.

Intangible assets related to membership lists, existing technology, and customer relationships have been amortized over their estimated useful lives of 2 to 5 years. Konami assesses the recoverability of these intangible assets according to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” as described in (i).

(i) Impairment or Disposal of Long-Lived Assets

Konami’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors Konami considers important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for overall business; significant negative industry or economic trends; significant decline in the stock price of the acquired entity for a sustained period; and market capitalization of the acquired entity relative to its net book value.

When it is determined that the carrying amount of assets to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 supersedes SFAS No. 121, but retains SFAS No. 121’s fundamental provisions for (a) recognition and measurement of impairment of long-lived assets held and used and (b) measurements of long-lived assets disposed of by sale. SFAS No. 144 also supersedes APB No. 30 “Reporting the Results of Operation—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for segments of a business to be disposed of but retains APB No. 30’s requirement to report discontinued operations separately from continuing operations. SFAS No. 144 also extends reporting of discontinued operations to a part of a company that either has been disposed of or is classified as held for sale.

(j) Derivative Financial Instruments

From time to time, Konami uses certain derivative financial instruments to manage its foreign currency risks. Konami may enter into forward contracts to reduce its exposure to short-term (generally no more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than the Japanese yen.

Konami accounts for derivative financial instruments and other hedging activities according to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of all hedges are reported in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings. If a derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. To date, there has been no derivative instrument designated as a hedge by Konami.

(k) Income Taxes

Konami accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred income taxes are recognized by the asset and liability method for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(l) Revenue Recognition

Konami derives revenue from primarily two sources: (i) product revenue, which includes packaged game software and other products, game machines and related equipment and components, and (ii) membership fee revenue from health and fitness club members.

Konami’s revenue recognition criteria are as follows:

Persuasive Evidence of an Arrangement.

For product sales, it is Konami’s customary practice to have a written contract, which is signed by both the customer and Konami, or a purchase order or amendment to the written contract from those customers that have previously negotiated a standard purchase agreement.

For Konami’s health and fitness clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

Delivery Has Occurred.

Packaged game software and other products are physically delivered to customers. Also, Konami’s game machines and related equipment are physically delivered to customers as a fully-assembled, ready to be installed unit. Accordingly, Konami recognizes revenue from product sales upon delivery and acceptance since title and risk of loss transfer to the customer based on free on board (“FOB”) destination. Generally, Konami does not permit exchanges or accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances Konami may allow returns, for which Konami estimates the related allowances based upon management’s evaluation of historical experience, the nature of the software titles and other factors. These estimates are deducted from gross sales.

Revenue from health and fitness club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are generally made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires Konami to defer the applicable membership fee revenue for one month.

The Price is Fixed or Determinable.

The price customers pay for Konami’s products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement. Konami’s membership fee for health and fitness clubs is fixed at the time of admission of the member.

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. Konami typically sells to customers with whom Konami has a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For Konami’s health and fitness clubs, the collectibility of membership fees is assured as it generally charges members’ accounts one-month in advance.

(m) Software Development Costs

Research and development expenses are charged to income as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥776 million, ¥919 million and ¥1,382 million for the six months ended September 30, 2003 and 2004 and the year ended March 31, 2004, respectively, in the accompanying consolidated statements of operations.

SFAS No. 86, “Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed”, provides for the capitalization of certain software development costs incurred after technological feasibility is established or for development costs that have alternative future uses. Under Konami’s current practice of developing new game software products, technological feasibility is not established until substantially all development activities are complete, which generally include the development of a working template and the related tools. For game products where a proven game engine technology exists and other criteria supporting the technological feasibility of the game title in development have been met, which include coding and testing of unique or unproven functions and features, Konami capitalizes these costs and begins to expense them upon release of the product through cost of revenues or when they are deemed unrecoverable.

(n) Royalties and License Fees

Konami pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to cost of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥1,119 million, ¥381 million and ¥498 million at September 30, 2003 and 2004 and March 31, 2004, respectively, and were included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(o) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of operations. Advertising expenses amounted to ¥5,461 million, ¥5,878 million and ¥11,957 million for the six months ended September 30, 2003 and 2004 and the year ended March 31, 2004, respectively.

(p) Stock-based Compensation

Konami accounts for its stock-based compensation plan to directors and employees using the intrinsic value based method prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB No. 25”. As such, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price.

SFAS No. 123, “Accounting for Stock-Based Compensation,” allows companies to continue to apply the provisions of APB No. 25, where applicable, and provide pro forma disclosure for employee stock option grants as if the fair value based method defined in SFAS No. 123 had been applied. Konami has elected to continue to apply the provisions of APB No. 25 for their stock-based compensation plans to directors and employees.

Had Konami determined compensation expense based on the fair value at the grant date for rights of stock-based compensation plans under SFAS No. 123, Konami’s net income and net income per share would have been adjusted to the pro forma amounts indicated below:

	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
	Millions of Yen
Reported net income	¥10,859	¥1,626	¥20,104
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	—	—
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(326)	(302)	(664)

Pro forma net income	¥10,533	¥1,324	¥19,440

	Yen
Per share data:

Reported net income per share, basic and diluted	¥90.13	¥13.51	¥166.86
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	—	—
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(2.71)	(2.51)	(5.51)

Pro forma net income per share, basic and diluted	¥87.42	¥11.00	¥161.35

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included here-in.

(q) Issuance of Stock by Subsidiaries

The change in the Company’s proportionate share of subsidiary equity resulting from issuance of stock by the subsidiary is accounted for as gain or loss, including the related income tax effect, in the period such shares are issued provided the sale of such shares by the subsidiary is not a part of a broader corporate reorganization contemplated or planned by the registrant, the value of the proceeds or other value received is objectively determinable and any resulting gains reasonably assured. If such criteria are not met, the issuance of stock is accounted for as a capital transaction in the consolidated financial statements.

(r) Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” requires classification of other comprehensive income in a financial statement and display of other comprehensive income separately from retained earnings and additional paid-in capital. Other comprehensive income includes primarily foreign currency translation adjustments, unrealized gains (losses) from marketable securities considered available-for-sale and adjustment for minimum pension liability.

(s) Translation of Foreign Currencies

Transactions denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency asset and liability balances are translated based on exchange rates prevailing at each balance sheet date with the resulting gain/loss charged to income.

Assets and liabilities of a foreign subsidiary where the functional currency is other than Japanese yen are translated into Japanese yen at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current year. The resulting translation adjustments are included in accumulated other comprehensive income.

(t) Earnings Per Share

Earnings per share (“EPS”) is presented in accordance with the provisions of SFAS No. 128, “Earnings Per Share.” Under SFAS No. 128, basic EPS excludes dilution for potential common stock and is computed by dividing consolidated net income (loss) by the weighted-average number of common shares outstanding. Diluted EPS reflects the effect of potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted net income per share is calculated by dividing net income by the sum of the weighted-average number of shares plus additional shares that would be outstanding if potential dilutive shares had been issued.

Konami has no dilutive securities outstanding at September 30, 2003 and 2004 and March 31, 2004, and therefore there is no difference between basic and diluted EPS.

(u) Use of Estimates

Preparation of these consolidated financial statements requires management of Konami to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenue and expenses during the reporting periods. There can be no assurance that actual results will not differ from those estimates.

Konami has identified four areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, accounting for software development costs, impairment on long-lived and intangible assets, and realizability of deferred tax assets.

(v) Adoption of New Accounting Standards

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For Konami, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for Konami on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. Konami does not expect the adoption of this statement will have a material effect on its consolidated financial statements.

5. Investments in Affiliates

The carrying amount of investments in affiliates as of September 30, 2003 and 2004 and March 31, 2004 is ¥12,472 million, ¥9,419 million and ¥12,514 million, respectively, and includes ¥2,576 million, ¥2,576 million and ¥2,576 million, respectively, of the excess cost of investments over the Company’s equity in net assets of the affiliates (“equity method goodwill”).

At September 30, 2004, Konami held investments in the equity method affiliates as follows:

	Description of business	Acquisition Date	Ownership%
Takara Co., Ltd. (“Takara”)	Toy manufacturer	July 2000	23.0%
Hudson Soft Co., Ltd. (“Hudson”)	Game software producer	August 2001	45.5%
Genki Co., Ltd. (“Genki”)	Game software producer	January 2002	37.2%

Condensed combined financial information of the Company’s unconsolidated affiliates at September 30, 2003 and 2004 and March 31, 2004 and for the six months ended September 30, 2003 and 2004 and the year ended March 31, 2004 are as follows:

	Millions of Yen
	September 30, 2003	September 30, 2004	March 31, 2004
Combined Financial Position:
Property and equipment, net	¥10,639	¥13,258	¥14,926
Other assets, net	75,586	87,976	90,291

Total assets	86,225	101,234	105,217
Debt	32,326	40,144	36,935
Other liabilities	19,860	26,743	24,924
Minority interest	645	9,831	10,042
Stockholders’ equity	33,394	24,516	33,316

Total liabilities and equity	¥86,225	¥101,234	¥105,217

	Millions of Yen
	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Combined Operations:
Sales	¥52,625	¥55,076	¥124,136
Cost of revenues	37,056	43,957	89,058
Selling, general and administrative expenses	14,026	16,595	33,367

Operating income (loss)	1,543	(5,476)	1,711
Interest expense, net	(232)	(280)	(526)
Other, net	110	2,123	71
Income taxes	(146)	(3,269)	(143)

Net income (loss)	¥1,275	¥(6,902)	¥1,113

The Company’s share of undistributed earnings of affiliated companies included in consolidated retained earnings was earnings of ¥1,794 million, ¥1,066 million and ¥1,677 million as of September 30, 2003 and 2004 and March 31, 2004, respectively.

Affiliated companies accounted for under the equity method with an aggregate carrying amount of ¥11,603 million, ¥8,570 million and ¥11,808 million as of September 30, 2003 and 2004 and March 31, 2004, respectively, were traded on established markets and were quoted at an aggregate value of ¥21,225 million, ¥15,930 million and ¥21,226 million as of September 30, 2003 and 2004 and March 31, 2004, respectively.

6. Inventories

Inventories at September 30, 2003 and 2004 and March 31, 2004 consisted of the following:

	Millions of Yen
	September 30, 2003	September 30, 2004	March 31, 2004
Finished products	¥8,470	¥7,805	¥6,449
Work in process	10,269	13,806	9,502
Raw materials and supplies	1,552	2,215	1,870

Total	¥20,291	¥23,826	¥17,821

7. Marketable and Investment Securities

Marketable and investment securities at September 30, 2003 and 2004 and March 31, 2004 consisted of the following:

	Millions of Yen
	September 30, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥119	¥21	¥27	¥113

Total	¥119	¥21	¥27	¥113

	Millions of Yen
	September 30, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥76	¥54	¥—	¥130

Total	¥76	¥54	¥—	¥130

	Millions of Yen
	March 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥119	¥31	¥26	¥124

Total	¥119	¥31	¥26	¥124

8. Property and Equipment

Property and equipment at September 30, 2003 and 2004 and March 31, 2004 consisted of the following:

	Millions of Yen
	September 30, 2003	September 30, 2004	March 31, 2004
Property and equipment, at cost:
Land	¥11,626	¥11,587	¥11,783
Buildings and structures	55,359	56,817	55,950
Tools, furniture and fixtures	24,604	25,088	24,127
Construction in progress	218	1,103	118

Total	91,807	94,595	91,978
Less-Accumulated depreciation	(44,469)	(47,201)	(45,278)

Net property and equipment	¥47,338	¥47,394	¥46,700

Depreciation expense for the six months ended September 30, 2003 and 2004 and the year ended March 31, 2004 amounted to ¥3,107 million, ¥3,630 million and ¥6,933 million, respectively.

9. Goodwill and Identifiable Intangible Assets

The changes in the carrying amount of goodwill by operating segment for the six months ended September 30, 2003 are as follows:

	Millions of Yen
	Toy & Hobby	Gaming	Total
Balance at March 31, 2003	—	¥125	¥125
Additional acquisitions during the period	¥338	—	338

Balance at September 30, 2003	¥338	¥125	¥463

The changes in the carrying amount of goodwill by operating segment for the six months ended September 30, 2004 are as follows:

	Millions of Yen
	Toy & Hobby	Gaming	Total
Balance at March 31, 2004	¥338	¥125	¥463
Increase or decrease during the period	—	—	—

Balance at September 30, 2004	¥338	¥125	¥463

The changes in the carrying amount of goodwill by operating segment for the year ended March 31, 2004 are as follows:

	Millions of Yen
	Toy & Hobby	Gaming	Total
Balance at March 31, 2003	—	¥125	¥125
Additional acquisitions during year	¥338	—	338

Balance at March 31, 2004	¥338	¥125	¥463

The Company acquired 77.8% of the issued shares of Traumer, Inc. during the six months ended September 30, 2003. Consequently, the corporate name of Traumer, Inc. was changed to Konami Traumer, Inc. on the acquisition date. As a result, goodwill was recorded in the Toy & Hobby segment for the excess cost over the estimated fair value of the net assets acquired.

Identifiable intangible assets at September 30, 2003 and 2004 and March 31, 2004 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

	Millions of Yen
	September 30, 2003	September 30, 2004	March 31, 2004
Identifiable intangible assets subject to amortization:
Membership lists	¥829	—	—
Existing technology	667	¥666	¥634
Customer relationships	78	—	—

Total	1,574	666	634
Less-Accumulated amortization	(1,078)	(422)	(338)

Net amortized identifiable intangible assets	496	244	296
Identifiable intangible assets with an indefinite life:
Trademarks	38,800	39,190	38,800
Franchise contracts	6,601	6,668	6,601
Gaming licenses	271	287	287

Total unamortized identifiable intangible assets	45,672	46,145	45,688

Total identifiable intangible assets	¥46,168	¥46,389	¥45,984

Carrying amounts of Trademarks and Franchise contracts increased by ¥390 million and ¥67 million, respectively, as a result of treasury stock acquisitions by a subsidiary, Konami Sports Corporation, during the six months ended September 30, 2004.

The aggregate amortization expense for identifiable intangible assets for the six months ended September 30, 2003 and 2004 and the year ended March 31, 2004 was ¥286 million, ¥66 million and ¥546 million, respectively.

The estimated amortization expense for the following years is as follows:

Millions of Yen
Year ending March 31,
2005 (second half year)	¥67
2006	133
2007	44

10. Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees determined by reference to their rate of pay at the time of termination, years of service and certain other factors. Konami also has a fixed annual compensation system under which employees are to receive all compensation currently during their employment, thereby eliminating separate severance and retirement benefits upon their termination or retirement. Employees become eligible to participate in such compensation system generally after three years of service. An eligible employee can make an election either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system.

In December 2003, the FASB issued SFAS No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” SFAS No. 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original SFAS No. 132. The Statement generally is effective for fiscal years ending after December 15, 2003. The disclosure requirements of SFAS No. 132 (revised) have been included below.

Net periodic cost of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 for the six months ended September 30, 2003 and 2004 and the year ended March 31, 2004 included the following components:

	Millions of Yen
	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Service cost – benefits earned during the period	¥156	¥157	¥312
Interest cost on projected benefit obligation	27	20	53
Expected return on plan assets	(23)	(21)	(45)
Recognized actuarial loss	11	8	21
Amortization of prior service cost	(7)	(6)	(13)

Net periodic cost	¥164	¥158	¥328

11. Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at September 30, 2003 and 2004 and March 31, 2004 is as follows:

	Millions of Yen
	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Foreign currency translation adjustments:
Balance, beginning of period	¥842	¥(266)	¥842

Aggregate adjustment for the year resulting from translation of foreign currency financial statements	(582)	1,322	(1,108)

Balance, end of period	¥260	¥1,056	¥(266)

Net unrealized gains (losses) on securities available-for-sale:
Balance, beginning of period	¥(52)	¥218	¥(52)

Net change	160	(253)	270

Balance, end of period	¥108	¥(35)	¥218

Minimum pension liability adjustment:
Balance, beginning of period	—	¥(71)	—
Adjustments for the period	—	—	¥(71)

Balance, end of period	¥—	¥(71)	¥(71)

Total accumulated other comprehensive income (loss):
Balance, beginning of period	¥790	¥(119)	¥790
Adjustments for the period	(422)	1,069	(909)

Balance, end of period	¥368	¥950	¥(119)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
Six months ended September 30, 2003
Foreign currency translation adjustments	¥(582)	¥—	¥(582)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the period	1,570	(639)	931
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(1,300)	529	(771)

Net unrealized gains (losses)	270	(110)	160

Other comprehensive loss	¥(312)	¥(110)	¥(422)

Six months ended September 30, 2004
Foreign currency translation adjustments	¥1,322	¥—	¥1,322
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the period	(233)	95	(138)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(195)	80	(115)

Net unrealized gains (losses)	(428)	175	(253)

Other comprehensive income (loss)	¥894	¥175	¥1,069

Year ended March 31, 2004
Foreign currency translation adjustments	¥(1,108)	¥—	¥(1,108)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the year	1,968	(805)	1,163
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(1,509)	616	(893)

Net unrealized gains (losses)	459	(189)	270

Minimum pension liability adjustment	(120)	49	(71)

Other comprehensive loss	¥(769)	¥(140)	¥(909)

12. Derivative Financial Instruments

Konami uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. The aggregate notional amounts of derivative financial instruments outstanding at September 30, 2003 and 2004 and March 31, 2004 were as follows:

	Millions of Yen
	September 30, 2003	September 30, 2004	March 31, 2004
Forward exchange contracts:
To sell foreign currencies	¥15,596	¥10,778	¥3,203

Konami does not designate the forward exchange contracts as hedges. Accordingly the foreign currency gains (losses) arising from these forward exchange contracts which were included in earnings under the caption Other, net in the accompanying consolidated statements of operations at September 30, 2003 and 2004 and March 31, 2004 were ¥621 million, ¥(3) million and ¥84 million, respectively. Foreign exchange net gains (losses), including those on these forward exchange contracts, for the six months ended September 30, 2003 and 2004 and the year ended March 31, 2004 were ¥(170) million, ¥1 million and ¥(395) million, respectively.

Effects of exchange rate changes subsequent to September 30, 2004 on fair value of those forward exchange contracts have not been significant as of the reporting date.

13. Fair Value of Financial Instruments

(a) Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

(b) Investments in marketable securities

The fair values of Konami’s investments in marketable securities are based on quoted market prices.

(c) Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

(d) Long-term debt

The fair values of Konami’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

(e) Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Konami’s financial instruments at September 30, 2003 and 2004 and March 31, 2004 are as follows:

	Millions of Yen
	September 30, 2003		September 30, 2004		March 31, 2004
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Nonderivatives:
Investment in marketable securities	¥113	¥113	¥130	¥130	¥124	¥124
Long-term debt, including current installments	(66,670)	(63,638)	(65,500)	(63,664)	(66,089)	(64,845)
Derivatives:
Foreign exchange forward contracts:
Assets	639	639	7	7	85	85
Liabilities	(18)	(18)	(10)	(10)	(1)	(1)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

14. Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen
	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Cash paid during the period for:
Interest	¥402	¥476	¥868
Income taxes	5,365	6,142	8,390
Cash acquisitions of new subsidiaries:
Fair value of assets acquired	262	—	262
Liabilities assumed	(342)	—	(342)
Goodwill	339	—	339
Minority interest	(53)	—	(53)
Cash paid, net of cash acquired	206	—	206
Property acquired under capital leases during the period	1,753	620	2,294

15. Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

Konami operates on a worldwide basis principally with the following five business segments:

•	Computer & Video Games – production and sale of home-use video game software

•	Toy & Hobby – production and sale of character related products

•	Amusement – manufacture and sale of amusement arcade games and LCD units for pachinko machines

•	Gaming– manufacture and sale of gaming machines for overseas market

•	Health & Fitness– operation of health and fitness clubs, production and sale of health and fitness related goods

Notes:

“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information. ”

“Corporate” primarily consists of administrative expenses of the Company.

“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

Segment name of Exercise Entertainment was changed to Health & Fitness in the fourth quarter ended March 31, 2004.

The following table summarizes revenue, operating income (loss) by operating segment which are the primary measures used by Konami’s chief operating decision maker to measure Konami’s operating results and to measure segment profitability and performance. This information is derived from Konami’s management reports which have been prepared based on accounting principles generally accepted in the United States of America.

a . Operations in Different Industries

Six months ended September 30, 2003	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥37,195	¥31,420	¥15,654	¥5,165	¥39,676	¥866	¥129,976
Intersegment	1,350	35	305	—	3	(1,693)	—

Total	38,545	31,455	15,959	5,165	39,679	(827)	129,976
Operating expenses	30,605	19,527	11,049	4,824	38,675	3,598	108,278

Operating income (loss)	¥7,940	¥11,928	¥4,910	¥341	¥1,004	¥(4,425)	¥21,698

Six months ended September 30, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥31,927	¥17,874	¥18,494	¥5,898	¥39,718	¥98	¥114,009
Intersegment	738	123	498	—	60	(1,419)	—

Total	32,665	17,997	18,992	5,898	39,778	(1,321)	114,009
Operating expenses	28,504	14,397	13,694	5,141	38,039	2,383	102,158

Operating income (loss)	¥4,161	¥3,600	¥5,298	¥757	¥1,739	¥(3,704)	¥11,851

Year ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥90,105	¥57,335	¥34,547	¥10,947	¥78,875	¥1,603	¥273,412
Intersegment	2,415	133	880	—	24	(3,452)	—

Total	92,520	57,468	35,427	10,947	78,899	(1,849)	273,412
Operating expenses	76,436	37,889	23,630	10,255	76,127	8,362	232,699

Operating income (loss)	¥16,084	¥19,579	¥11,797	¥692	¥2,772	¥(10,211)	¥40,713

Intersegment revenues primarily consists of sub-licensing of intellectual property rights from Computer & Video Games and Toy & Hobby to Amusement and Gaming, and sales of hardware and components from Amusement to Computer & Video Games and Health & Fitness.

b. Operations in Geographic Areas

Six months ended September 30, 2003	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥84,812	¥27,026	¥14,090	¥4,048	¥129,976	—	¥129,976
Intersegment	37,666	154	88	179	38,087	¥(38,087)	—

Total	122,478	27,180	14,178	4,227	168,063	(38,087)	129,976
Operating expenses	101,142	26,978	13,264	3,352	144,736	(36,458)	108,278

Operating income	¥21,336	¥202	¥914	¥875	¥23,327	¥(1,629)	¥21,698

Six months ended September 30, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥85,676	¥14,422	¥10,099	¥3,812	¥114,009	—	¥114,009
Intersegment	21,709	852	51	43	22,655	¥(22,655)	—

Total	107,385	15,274	10,150	3,855	136,664	(22,655)	114,009
Operating expenses	94,885	15,097	9,915	3,188	123,085	(20,927)	102,158

Operating income	¥12,500	¥177	¥235	¥667	¥13,579	¥(1,728)	¥11,851

Year ended March 31, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥176,401	¥53,670	¥35,551	¥7,790	¥273,412	—	¥273,412
Intersegment	68,757	1,516	305	260	70,838	¥(70,838)	—

Total	245,158	55,186	35,856	8,050	344,250	(70,838)	273,412
Operating expenses	213,419	51,806	30,915	6,904	303,044	(70,345)	232,699

Operating income	¥31,739	¥3,380	¥4,941	¥1,146	¥41,206	¥(493)	¥40,713

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided.

16. Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥1,258 million as of September 30, 2004.

17. Subsequent Events

The Board of Directors of the Company resolved a plan to set a limit to acquisition of treasury stock on October 21, 2004 pursuant to the Article of Incorporation of the Company to facilitate a timely and flexible capital strategy.

Details of the limit to acquisition of treasury stocks are as follows:

a.	Type of shares to be acquired: Common Stock of the Company

b.	Number of shares to be acquired: 1.5 million shares (maximum)

c.	Total cost of shares to be acquired: 4.5 billion yen (maximum)

d.	Schedule of acquiring treasury stock: From November 11, 2004 to May 10, 2005

2. Other

Not applicable.